FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

        Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2004

ABBEY NATIONAL plc (Translation of registrant’s name into English)

Abbey National House, 2 Triton SquareLondon
NW1 3AN, England
 (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . . No . . .X. . . .

Abbey

2004 Quarter One Trading Statement

This statement provides a summary of business and financial trends up to 31 March 2004, and is released ahead of a conference call with analysts at 8:30 this morning.

Abbey is also today holding its AGM, at 11am, at the Barbican Hall, Barbican Centre, London. The meeting will deal with the proposed resolutions as outlined in the Notice of Meeting, and will provide a summary of the business and financial performance in 2003.

Unless otherwise stated, the statement relates to the 3 months to end March, compared to a pro-rata equivalent of second half 2003 (e.g. PFS trading profit before tax of £433 million divided by 2).

Summary

"We are making good progress and the restructuring efforts remain on schedule 14 months into our 3 year plan. It is tough work and is inevitably having some negative impact on current trading. We continue to drive the business hard as we push on with our plans. We believe that the huge changes we are making across the entire company will start to have a positive impact from the second half of the year."

Luqman Arnold, CEO

Financial highlights from today's statement include:

  return to profit at a Group statutory level, representing a sharp recovery from the losses of 2002 and 2003, as a result of lower PBU and PFS charges;

  PFS trading profit before tax in the first quarter, slightly lower than a pro-rata equivalent of second half 2003 reflecting the anticipated reduction in net interest margin, largely offset by lower expenses and the non-recurrence of the product mis-selling provision of £50 million;

  a further 17% reduction in Portfolio Business Unit (PBU) assets since December 2003 to £10.2 billion from £12.3 billion, with risk weighted assets falling by 13%, and disposals made across most asset classes. Exit costs in the debt securities and loan portfolios have been consistent with mark-to-market disclosures made at the year-end. The PBU achieved a small profit before tax in the first quarter;

  gross mortgage lending of £6.7 billion, ahead of the same period last year and equivalent to a 10.1% estimated market share, broadly consistent with recent performance. Net lending of £2.1 billion was down 16%, due to increased capital repayments (consistent with overall market trends);

  the first quarter performance across other product areas was mixed. Given the disruption from change currently being effected around the business, progress was satisfactory in some areas, such as unsecured personal loans and protection, but below our future aspirations in others, such as savings and investments; and

  PFS credit quality remains very strong with no evidence of deterioration.

The first half PFS Banking spread is likely to be around 160 basis points (2003 Half 2: 1.75%), primarily reflecting the expected reduction in asset spread. The decline in the second half of 2004 is expected to slow materially, as described herein.

Despite the restructuring being on schedule, the outlook for Abbey's PFS trading profit is moderately weaker than originally expected reflecting year to date results below our forecasts. Business results are expected to improve during the year as the planned turnaround becomes more visible. Nevertheless, we remain appropriately cautious given the early stage in the year, the challenge of reversing revenue trends in the second half of the year, and the potential for unforeseen volatility in some parts of the life assurance and treasury businesses.

The equity tier 1 ratio has improved slightly since the year-end, in line with the profitability trends given, and the continued success in winding down the PBU. Progress continues to be made to finalise the impact on Abbey of the Life companies' realistic balance sheets and related matters, with much greater clarity anticipated by the time of the Interims.

In terms of the PFS transformation programme, we have continued to make good progress in the first quarter, including:

  announcing the closure of a further 3 operational sites, bringing the total to 10, as we move work from smaller sites to larger centres;

  successfully transitioning all equity and bond funds previously managed by Abbey National Asset Managers to State Street Global Advisers at the end of January 2004. Five of our larger retail funds have moved into the multi manager environment in April and we plan to rationalise the existing fund range on offer, removing complexity for customers;

  further progress in the pilot of our advice model for savings and investments;

  over 10,500 staff now actively using the new customer relationship management system, up from 8,000 at the year-end, with 12,000 staff expected to be online by September;

  making progress in re-writing customer letters in plain, everyday language, with the total re-written now almost 2,500, covering well over half of our correspondence. We expect to have completed the re-write exercise by June;

  launching a successful 'managing your borrowing' campaign, talking to customers about their borrowing needs in the round. This led to an increase in branch originated unsecured loan business compared to the same point last year;

  a further improvement to our mortgage range, with the launch of a new specialist unit to handle large loans, the introduction of a new 15 year fixed rate mortgage, and our innovative new reward mortgage;

  a range of initiatives launched this month to support new savings business including the re-pricing and promotion of Flexible Saver, and the promotion of multi-manager commencing; and

  the re-branding of branch fascias, with c.400 completed to date. We will have launched trials of new branch and cash machine formats by the time we report our interim results, marking the beginning of a five-year branch refurbishment programme. In addition, our new Branch Distribution Director is now in place, marking another important step in strengthening our branch performance.

Despite the scale of change and disruption to the business, customer satisfaction scores remain steady in the middle of the range of our peer group.

There is still much work to do, including systems enhancements in general insurance and unsecured personal lending. Nevertheless, by the second half of this year, we aim to be materially closer to our goal of having the right people, in the right places, with the right tools to meet the needs of our customers better. In addition, the burden of change that our people have been asked to cope with in recent months should be declining, allowing them more time to focus on serving our customers and driving business growth.

Personal Financial Services - Financial Update

PFS trading profit before tax for the 3 months to the end of March was slightly lower than a pro-rata equivalent of second half 2003 earnings.

By profit & loss line, the main highlights include:

  a reduction in trading income, primarily due to lower net interest income in Banking and Savings as anticipated;

  the PFS Banking spread expected to be around 1.60% for the half year. Spread narrowing is expected to slow materially in the second half, reflecting stable SVR margins, an element of liability margin widening, and the higher mortgage new business and retention margins now being achieved. This should allow Banking and Savings net interest income to stabilise and potentially improve in that period;

  the largest element of the first half spread reduction is on the asset side, reflecting a full period impact of SVR re-alignment completed in November 2003, and lower redemption fee income due to lower levels of early redemptions given rising interest rates, and lower average fees. In addition, there is a smaller proportion of the book on SVR following recent periods of new business growth and an increased proportion of customers maturing to lower margin non-SVR products at the end of their incentive period. As at the end of March, the proportion of the mortgage book on free-to-go SVR stood at c.15%, compared to 18% at December 2003. The liability spread has been comparatively stable with the cost of funding asset growth from wholesale sources offset by deposit margin actions;

  Investment and Protection trading income in line with the half 2 2003 run-rate, before the potential impact of any current year experience variances in the life businesses, which are reviewed semi-annually. The first quarter result does include reductions in "expected return" as a result of lower embedded value balances, discount rate and projected investment returns (following the move to an "active embedded value basis" at the 2003 year end). Higher protection and investment sales are targeted as the year progresses;

  higher trading income in Treasury Services(1), benefiting from a favourable trading environment and normal seasonal trends;

  Group Infrastructure trading income in line with the second half 2003 run-rate. The adverse impact on net interest income of maturing interest rate hedges, protecting earnings on the Group's capital, has been allocated to the business lines, and therefore negatively impacts margin and net interest income in these segments;

  trading costs are lower than the second half 2003 run-rate and consistent with cost guidance for the year as a whole. Underlying inflation and investment spend continues to be offset by cost savings; and

  total trading provisions materially better than the second half run-rate, benefiting from the non-recurrence of the product provision raised in December 2003. We remain comfortable with credit quality, with a further 12% reduction in 3 month+ arrears cases to 7,200 and properties in possession falling to 291.

Mortgage credit quality	March 2004	December 2003
3 month+ mortgage arrears (cases)	7,200	8,200
Properties in Possession (cases)	291	325
New Business:
- % First Time Buyers	19%	17%
- LTV > 90%	8%	9%
- Average LTV (on new business)	57%	57%

PFS non-trading items reported at the Interims will include any life assurance items relating to investment variances and the finalisation of the 'realistic balance sheets' and related matters. In addition for the full year, implementation costs relating to the restructuring programme are expected to be lower than in 2003, reflecting the non-recurrence of material asset write downs, offset by increased costs in relation to the ongoing cost programme and mandatory regulatory change projects.

(1) In our 2004 reporting, all of the short-term market portfolios are being moved to a mark to market accounting basis. In doing so, this switches income from net interest to non-interest income, and will mean that substantially all of Treasury Services income from 2004 will be reported as non-interest income

Personal Financial Services - New Business update

	3 months to	3 months to	3 months to
	Mar 2004	Mar 2003	Dec 2003
Banking and Savings

Gross mortgage lending	£6.7bn	£6.5bn	£8.2bn
Capital repayments	£4.6bn	£4.0bn	£5.2bn
Net mortgage lending	£2.1bn	£2.5bn	£3.0bn

Market share - gross mortgage lending (estimate)	10.1%	11.4%	10.7%
Market share - net mortgage lending (estimate)	9.2%	12.6%	10.9%

Total net deposit flows	£(1.2)bn	£0.9bn	£0.3bn

Bank account openings	99,000	117,000	80,000

Gross unsecured personal loan lending	£0.7bn	£0.4bn	£0.4bn

Credit card openings	40,000	78,000	46,000

Investment Sales

Investment - annualised equivalent	£26m	£47m	£43m

Insurance Sales

Protection - annualised equivalent	£31m	£32m	£33m

General Insurance new policy sales	93,000	104,000	114,000

New business highlights for the 3 months to March include:

  gross mortgage lending of £6.7 billion slightly ahead of last year (March 2003: £6.5 billion). The estimated share of capital repayments was slightly lower than the equivalent period last year despite a widening of margins on retention products, but at £4.6 billion was up in absolute terms, reflecting the size of the market. As a result, net mortgage lending was lower at £2.1 billion (March 2003: £2.5 billion), representing an estimated market share of 9.2%. New business volumes have remained robust despite a 10 basis point increase in new business pricing;

  deposit outflows of £1.2 billion which are unsatisfactory. Of this, approximately 1/3 relates to Abbey branded household liability, largely driven by less profitable accounts. The balance of the outflow relates to Abbey Business, Cater Allen and Offshore banking operations. The repayment of £50 billion of PBU wholesale funding has provided greater freedom to compete less aggressively for negative margin new deposit business, which has influenced the headline figures. We expect to see improvement in underlying flows through the remainder of the year;

  robust bank account openings consistent with the 2003 half 2 run-rate, and strong unsecured personal loan growth, mostly through cahoot;

  annualised investment sales of £26 million in the quarter were poor, and weaker than expected. The business is currently being completely re-engineered, and has suffered from an adverse reaction to with-profit bonus news flow. Improving trends are targeted in the latter part of 2004 and in 2005, as the benefits of the re-engineering process begin to bear fruit; and

  protection sales of £31 million consistent with 2003 levels but benefiting from improved margins and with a sustained strong market share of the IFA channel.

Portfolio Business Unit
	March 2004 Assets £ bn	December 2003 Assets £ bn
Debt securities	0.7	1.0
Loan portfolio	1.7	2.0
Leasing businesses	4.3	4.7
Private Equity	0.1	0.4
Other	0.2	0.2
Wholesale Banking exit portfolios	7.0	8.3

First National	1.7	2.1
European Banking and other	1.5	1.9
Total PBU assets (1)	10.2	12.3

(1) Excludes the net assets of the international life assurance businesses.

PBU assets have been reduced by 17% since the year-end, down from £12.3 billion to £10.2 billion. There have been some notable areas of progress, namely aircraft ABS where exposures have been reduced to nil, and private equity where all assets, except for deferred consideration and £57 million of residual position, have been sold. In total, sub-investment grade exposures stood at £0.9 billion compared to £1.3 billion in December 2003, comprising mainly of asset finance lending. In March, we announced the completion of sale of Royal Saint Georges Banque to GE Capital Bank France.

Losses on sale to date have been broadly consistent with the provisioning and mark to market disclosures included in the 2003 full year results announcement. There has been no material change in credit quality of the remaining PBU assets during the quarter. The PBU achieved a small profit in the first quarter. However, for the remainder of 2004, a loss for the PBU is probable reflecting further wind down costs, provisions and losses on asset disposals, albeit at a level substantially lower than in 2003.

Future diary dates

2004 Interim Results 29th July 2004

2004 Q3 Trading Statement 27th October 2004

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Jon Burgess (Head of Investor Relations) 020 7756 4182

Matthew Young (Media Relations) 020 7756 4232

For more information contact: investor@abbey.com.

The telephone number for the conference call replay facility is 0845 245 5205 (overseas: +44 1452 55 00 00). The pin number required is 1243595#, with the replay facility available until close of business Friday 23rd April.

Important notice

This announcement should be read in conjunction with the Full Year Results release for the year ended December 31st 2003, released on February 26th 2004.

This document contains certain "forward-looking statements" with respect to certain of Abbey National plc's ('Abbey') plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey's forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc
Date: 22 April 2004	By	/s/ Jonathan Burgess
Jonathan BurgessHead of Investor Relations